Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholder

National Storage Affiliates Trust:

We consent to the use of our report dated February 13, 2015, with respect to the consolidated balance sheet of National Storage Affiliates Trust as of December 31, 2013, and the related consolidated statements of operations, changes in equity (deficit), and cash flows for the period from April 1, 2013 through December 31, 2013, and the related financial statement schedule, and our report dated February 13, 2015, with respect to the combined balance sheet of NSA Predecessor as of December 31, 2012, and the related combined statements of operations, changes in equity (deficit), and cash flows for the period from January 1, 2013 through March 31, 2013, and for the year ended December 31, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

February 13, 2015